

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP [1]

Montreal, Québec
February 20, 2026

[1] CPA auditor, public accountancy permit No. A129175

MONTRÉAL

1981 McGill College
Montréal QC H3A 0G6
514.934.3400

TORONTO

181 Bay St., #3510
Bay Wellington Tower
Toronto ON M5J 2T3
416.488.2345

CHICAGO

200 South Wacker Dr., #3100
Chicago, IL 60606
312.828.0800

RICHTER.CA